UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Corporate Value-up Plan (Voluntary Disclosure)

※ This disclosure includes future plans and forecasts. The information may change or it may differ from actual results. In addition, the determination of whether the company qualifies as a “high dividend company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation is based on the company’s own assessment.

1. Name of the plan	2024 POSCO HOLDINGS Corporate Value-up Plan

2. Major details

1. Overview

2. Value-up Plan

•

Analysis

•

Target

- Revenue Growth : CAGR 6~8% (~2027)

- ROIC : 6~9% (~2027)

- Shareholder return : cash dividend and share cancellation

•

Plan

① Revenue Growth

- (Steel) Expand into growth markets and strengthen global competitiveness

- (Secondary Battery Materials) Fortify competence by acquiring promising resources and innovating products and technologies

- (Infra·New biz) Support the group business growth and expand into new and future materials

② ROIC

- Rebalance business portfolio focusing on steel, secondary battery materials and new business

- Restructure underperforming and non-core businesses/assets

③ Shareholder return

- Share Cancellation of 6% over 3 years (2024~2026)

- Immediate share cancellation upon new share buyback going forward

- 50~60% of annual FCF (parent base) will be used to pay base dividend (KRW 10,000/share), and the remaining shall be additionally returned

3. Governance

•

Improvement in CEO and outside director appointment process with board-led governance

•

Establish group-wide ESG risk response system at the POSCO holdings board level.

4. Communication

3. High dividend company under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation	Yes
	Dividend income for the business year in which December 31, 2024 falls (KRW)	757,484,930,000
	Dividend payout ratio for the immediately preceding business year (2025) (%)	115.0
	Amount of dividends for the immediately preceding business year (2025) (KRW)	756,207,790,000
	Amount of dividends for the business year prior to the immediately preceding business year (2024) (KRW)	757,484,930,000
	Growth rate of total dividends for the immediately preceding business year compared to the business year prior to the immediately preceding business year (%)	-0.17

4. Date of decision	2026-03-24

5. Related references	Uploaded date	2024-12-23
	Website URL	http://www.posco-inc.com/

6. Other important details to be considered for investment decisions

1. Because we qualify as a high-dividend company that disclosed its corporate value-up plan prior to the date on which Article 104-24 of the Enforcement Decree of the Act on Restriction of Special Taxation became effective, we hereby redisclose “2024 POSCO Holdings Corporate Value-up Plan,” previously filed on December 23, 2024. Additionally, the implementation evaluation for the corporate value-up plan will be disclosed in the latter half of this year.”

2. Item 3 pertains to the qualification of high-dividend company as defined by Article 104-27 of the Act on Restriction of Special Taxation. Based on the interpretation of the statute by relevant authorities, “immediate preceding business year” that appears in Paragraph 1 Subparagraph 2 of the Article refers to the business year immediately preceding the most recent business year. By this definition, we provide that the Company’s dividend income in the immediate preceding business year (2024) did not decrease against the base year (2024). Therefore, the Company qualifies as a high-dividend company.

3. The dividend per share for 2024 and 2025 remains unchanged at KRW 10,000. However, the amount of dividend for 2025 is lower than that of 2024, due to a reduction in the number of outstanding shares (a decrease of 255,428 shares) following the acquisition and subsequent cancellation of treasury shares in August 2024.

4. Item “4. Date of Decision” refers to the date of the Annual General Shareholders’ Meeting.

5. For more details, please refer to the attached “2024 POSCO Holdings Corporate Value-up Plan”.

6. This disclosure material includes plans and forecast information, and it may be subject to change depending on future market conditions and changes in the business environment.

※ Related disclosure	2024-12-23 Corporate Value-up Plan (Voluntary Disclosure)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 25, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President